REG TECHNOLOGIES INC.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: 604-278-5996      Fax: 604-278-3409
Toll Free: 800-665-4616
www.regtech.com

NEWS RELEASE

Reg Technologies Inc.
(the “Company” or “Reg” )

REG TECHNOLOGIES INC. ANNOUNCES ROBERT
GRISAR APPOINTED TO THE BOARD OF DIRECTORS

For Immediate Release: October 7, 2008, Vancouver, BC – Reg Technologies Inc. (TSX Venture Exchange: RRE.V, OTC BB: REGRF) is pleased to announce that Robert Grisar, Vice President of Engineering for the RadMax® / Rand Cam™ technology, was appointed as a new member of Reg Technologies Inc.’s board of directors. This appointment increases the number of board members from four to five.

Mr. Grisar has more than 30 years of progressive engineering experience designing and implementing electronic and mechanical systems for the US Department of Defense and related agencies. This includes: airborne radar for fixed and rotary wing aircraft, shipboard-submarine-and torpedo sonar, and line-of-sight, meteor burst, and satellite communications systems. His commercial experience includes designing and implementing the user interface and software for medical imaging and diagnostic systems. Prior, he was responsible for the Astrospace design, fabrication, test, and implementation of the thermal protection system for Space Shuttle solid rocket boosters. Most recently, Mr. Grisar directed MILPARTS (Military Parts Reinvention Network), which continues to reinvent, produce, and deliver military system repair and spare parts for legacy defense systems.

John Robertson, President of Reg Technologies Inc., states, “We are pleased to welcome Robert Grisar to Reg Technologies Inc. board of directors. Mr. Grisar will be of great value in working with major interested companies in our ongoing efforts to commercialize and license the RadMax® technologies.”

ABOUT REG TECHNOLOGIES INC. AND REGI U.S., INC.

Reg Technologies Inc. and REGI U.S., Inc. are developing for commercialization an improved axial vane type rotary engine known as the Rand Cam™/RadMax® rotary technology used in the revolutionary design of lightweight and high efficiency engines, compressors and pumps. The RadMax® engine has only two unique moving parts, the vanes (up to 12) and the rotor, compared to the 40 moving parts in a simple four-cylinder piston engine. This innovative design makes it possible to produce up to 24 continuous power impulses per one rotation that is vibration-free and extremely quiet. The RadMax® engine also has multi-fuel capabilities allowing it to operate on fuels including gasoline, natural gas, hydrogen, propane and diesel. REGI U.S., Inc. and its parent company, Reg Technologies Inc., are currently designing and testing prototype RadMax® diesel engines, compressors and pumps intended for aviation, automotive, industrial processes and military applications. For more information, please visit www.regtech.com .

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contacts:	REGI U.S., Inc
John Robertson, 1-800-665-4616

READER ADVISORY

Statements in this press release regarding the business of Reg Technologies Inc. and REGI U.S, Inc. (together the “Companies’”) which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including management's assessment of future plans and operations, and capital expenditures and the timing thereof, certain of which are beyond the Companies' control. There can be no assurance that such statements will prove accurate, and actual results and developments are likely to differ, in some case materially, from those expressed or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking statements contained in this press release are based on a number of assumptions that may prove to be incorrect, including, but not limited to: the impact of competitive products and pricing, the Companies' dependence on third parties and licensing/service supply agreements, and the ability of competitors to license the same technologies as the Companies or develop or license other functionally equivalent technologies; financing requirements; changes in laws, rules and regulations applicable to the Companies and changes in how they are interpreted and enforced, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, and the United States, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange, stock market volatility and market valuations of companies with respect to announced transactions. The Companies’ actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements, including those described in Reg Technologies’ financial statements, management discussion and analysis and material change reports filed with the Canadian Securities Administrators and available at www.sedar.com, and its Form 20-F filed with the United States Securities and Exchange Commission at www.sec.gov, and REGI’s Form 10-KSB annual report filed with the United States Securities and Exchange Commission at www.sec.gov. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Companies will derive therefrom.

Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Companies or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and the Companies do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.